# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 08/25/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, c/o Forager Fund, L.P., 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203, 205-383-4763; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote to "(13) Percent of class represented by amount in row (11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of August 8, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025.
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote to sections (7), (8), and (11): Shares reported in this table are held by Forager Fund, L.P., of which the Reporting Person is the general partner.
  
  Footnote to section "(13) Percent of class represented by amount in row (11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of August 8, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025.
- Kissel Edward Urban (CIK 0001877495): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote for sections (8), (10) and (11): These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  
  Footnote for section "(13) Percent of class represented by amount in row (11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of August 8, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025.
- MacArthur Robert Symmes (CIK 0001877496): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: Footnote for sections (8), (10) and (11): These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  
  Footnote for section "(13) Percent of class represented by amount in row (11)": Calculated based on 43,443,972 shares of common stock of the Issuer as of August 8, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Comment: This Amendment No. 4 to Schedule 13D is filed solely to supplement the information provided in response to Item 4 and Item 7 of this statement on Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 25, 2025, Forager Capital Management ("FCM") submitted to the Issuer an updated and immediately actionable acquisition proposal (the "Acquisition Proposal") to enter into a transaction to acquire at a premium all of the issued and outstanding common shares of the Issuer for $3.10 per share in cash (the "Proposed Transaction"). The $3.10 all-cash purchase price represents a significant premium to the trading price of the Issuer's shares across a number of measuring periods, including a 120% premium over the $1.41 unaffected closing price on May 19, 2025 (the last trading day before FCM's May 17, 2025 Letter of Intent became public). An affiliate of FCM anticipates funding the Proposed Transaction using cash on hand and will not require any financing from the Issuer or its shareholders. Further, the Acquisition Proposal is not subject to any due diligence conditions, as FCM has evaluated the information that it needs to complete the Proposed Transaction.

The Acquisition Proposal contemplates that the definitive agreement to be entered into with respect to the Potential Transaction between FCM and the Issuer (the "Definitive Agreement") will contain provisions allowing the Issuer to undertake a standard "go-shop" process with customary deal protections, including (i) a go-shop provision for 30-days post signing of the Definitive Agreement (the "Go-Shop Period"), (ii) a no-shop/non-solicitation covenant to apply upon expiration of the Go-Shop Period (such period following the expiration of the Go-Shop Period, the "No-Shop Period"), (iii) matching rights for FCM with respect to competing proposals, and (iv) a break-up fee of 3.5% of the total Purchase Price during the Go-Shop Period and of 5.5% of the total Purchase Price during the No-Shop Period.

While the Acquisition Proposal is non-binding in order to comply with applicable Canadian securities laws, FCM is prepared to enter into definitive, immediately actionable documentation based on the terms proposed herein. FCM remains fully committed to working with the Board to finalize a transaction that maximizes value for all stakeholders. The Proposed Transaction is of the highest priority for FCM, and its legal and financial advisors are prepared to proceed as quickly as possible, with the ability to potentially close within 16 weeks.

The foregoing description of the Acquisition Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Acquisition Proposal, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit: 99.1* - Acquisition Proposal, dated August 25, 2025

* Filed herewith.

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (08/25/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (08/25/2025)
- Kissel Edward Urban: /s/ s/ Edward Kissel, Edward Kissel (08/25/2025)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Robert MacArthur (08/25/2025)